SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                               SCHEDULE 14D-1
                             (AMENDMENT NO. 9)
                           TENDER OFFER STATEMENT
  PURSUANT TO SECTION 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934 AND
                                SCHEDULE 13D
                             (AMENDMENT NO. 9)

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              ________________
                    BUTTREY FOOD AND DRUG STORES COMPANY
                         (NAME OF SUBJECT COMPANY)

                        LOCOMOTIVE ACQUISITION CORP.
                             ALBERTSON'S, INC.

                                 (BIDDERS)
                              ________________

                   COMMON STOCK, PAR VALUE $.01 PER SHARE
                       (TITLE OF CLASS OF SECURITIES)
                              ________________

                                 124234105
                   (CUSIP NUMBER OF CLASS OF SECURITIES)
                              ________________

                           THOMAS R. SALDIN, ESQ.
                             ALBERTSON'S, INC.
                          250 PARKCENTER BOULEVARD
                                P.O. BOX 20
                             BOISE, IDAHO 83726
                         TELEPHONE: (208) 395-6200
                         FACSIMILE: (208) 395-6225
        (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
          RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                                  COPY TO:
                         THEODORE J. KOZLOFF, ESQ.
                  SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                    FOUR EMBARCADERO CENTER, SUITE 3800
                      SAN FRANCISCO, CALIFORNIA 94111
                         TELEPHONE: (415) 984-6400
                         FACSIMILE: (415) 984-2698

                              OCTOBER 2, 1998
     (DATE OF EVENT WHICH REQUIRES FILING OF STATEMENT ON SCHEDULE 13D)



                         CALCULATION OF FILING FEE
                    TRANSACTION VALUATION* $141,424,821
                        AMOUNT OF FILING FEE $28,285

 __________
 * Estimated for purposes of calculating the amount of the filing fee only. This amount assumes the purchase of 9,124,182 shares of common stock, $.01 par value (the "Shares"), of Buttrey Food and Drug Stores Company at a price of $15.50 per Share in cash. Such number of Shares represents the 8,644,631 Shares outstanding as of January 23, 1998 and assumes the issuance prior to the consummation of the Offer of 479,551 Shares upon the exercise of outstanding options and warrants. The amount of the filing fee calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

 [X]  Check box if any part of the fee is offset as provided by Rule 0-11
      (a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

 Amount Previously Paid: $28,285
 Form or Registration No.: Schedule 14D-1 and Schedule 13D
 Filing Party: Locomotive Acquisition Corp. and Albertson's, Inc.
 Date Filed: January 26, 1998



      This Amendment No. 9 to the Tender Offer Statement on Schedule 14D-1 and Amendment No. 9 to Schedule 13D amends and supplements the Tender Offer Statement on Schedule 14D-1 and Schedule 13D originally filed on January 26, 1998 (the "Schedule 14D-1") by Albertson's, Inc., a Delaware corporation ("Parent"), and Locomotive Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Parent ("Purchaser"), with respect to Purchaser's offer to purchase all of the outstanding shares of common stock, par value $.01 per share (the "Shares"), of Buttrey Food and Drug Stores Company, a Delaware corporation (the "Company"), at $15.50 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 26, 1998 (the "Offer to Purchase"), and the related Letter of Transmittal (which, together with any amendments or supplements thereto, constitute the "Offer"), which were filed as Exhibits (a)(1) and (a)(2), respectively, to the Schedule 14D-1. Unless otherwise defined herein, all capitalized terms used herein have the respective meanings given to such terms in the
 Schedule 14D-1.

 ITEM 6.   INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

      Item 6 is hereby amended to add the following:

      On October 2, 1998, at 5:30 p.m., Eastern Standard Time (the "Effective Time"), pursuant to the Merger Agreement (as defined in the Offer to Purchase), the merger of Purchaser with and into the Company was consummated. As a result of the Merger, as of the Effective Time, (a) all issued and outstanding shares of the Common Stock of the Company (other than (i) shares of Common Stock owned of record by Parent or Purchaser,
 (ii) Dissenting Shares (as defined in the Merger Agreement) or (iii) shares of Common Stock held in the treasury of the Company) were automatically converted into the right to receive $15.50 per share in cash, and (b) each issued and outstanding share of Purchaser was converted into one validly issued, fully paid and nonassessable share of Common Stock of the Company. Parent, the holder of all One Hundred (100) issued and outstanding shares of Common Stock of Purchaser, thus became the owner of One Hundred (100) shares of Common Stock of the Company, representing 100% of the issued and outstanding shares of Common Stock of the Company.


 ITEM 10.  ADDITIONAL INFORMATION.

      Item 10(f) is hereby amended and supplemented by incorporating by reference therein the press release issued by Parent on October 5, 1998, a copy of which is filed as Exhibit (a)(17) to the Schedule 14D-1.


 ITEM 11.  MATERIALS TO BE FILED AS EXHIBITS.

      Item 11 is hereby amended to add the following:

      (a)(17)   Press Release of Parent dated October 5, 1998.


                                 SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

 Date: October 9, 1998

                                      LOCOMOTIVE ACQUISITION CORP.


                                      By: /s/ Thomas R. Saldin
                                          ___________________________
                                      Name:  Thomas R. Saldin
                                      Title: Vice President


                                      ALBERTSON'S, INC.


                                      By: /s/ Thomas R. Saldin
                                          __________________________
                                      Name:  Thomas R. Saldin
                                      Title: Executive Vice President,
                                             Administration and General
                                             Counsel



                             INDEX TO EXHIBITS


 Exhibit
 Number        Exhibit

 (a)(17)       Press Release of Parent dated October 5, 1998.